Mail Stop 3561

December 1, 2006

Fred J. Fowler
Chief Executive Officer
Spectra Energy Corp.
5400 Westheimer Court
Houston, TX 77056

     Re: **Spectra Energy Corp.**
              Amendment No. 2 to Registration Statement on Form 10
              Filed November 16, 2006
              File No. 1-33007

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise throughout the document to update the status of the IRS private letter ruling.

Security Ownership of Certain Beneficial Owners and Management, page 189

2. Please update the beneficial ownership table as of the latest practicable date. In the first table, please revise to include the principal stockholders of Duke Energy and disclose the total number of shares outstanding for Duke Energy. For ease of understanding, please also revise to include appropriate headings to clarify that the

first table reflects the beneficial ownership information for Duke Energy and that the second table reflects the beneficial ownership information for Spectra after the distribution.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J.A. Glaccum, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP
      Fax: (202) 661-0517